UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42027

mF International Limited

2308, 23/F, The Center, 99 Queen’s Road Central,

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

PIPE TRANSACTION; APPOINTMENT OF CHIEF EXECUTIVE OFFICER AND DIRECTOR

On November 21, 2025, mF International Limited (the “Company”), a British Virgin Islands company entered into certain securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited institutional investors (the “Investors”) pursuant to which the Company agreed to sell and issue to the Investors in a private placement offering (the “Offering”) an aggregate of 50 million of the Company’s class A ordinary shares (the “Ordinary Shares”), no par value (the “Shares”), and pre-funded warrants (the “Pre-Funded Warrants”). The offering price per Share was $10.00. The offering price per underlying share of the Pre-Funded Warrants was $9.99999, and the exercise price was $0.00001 per underlying share. The Company does not intend to list the Pre-Funded Warrants on The Nasdaq Capital Market (“Nasdaq”) or any other nationally recognized securities exchange or trading system.

The exercise price and the number of shares of Common Stock issuable upon exercise of the Pre-funded Warrants are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. The Pre-funded Warrants are exercisable from the date of issuance and may be exercised by means of a cashless exercise. Each Investor’s ability to exercise its Pre-Funded Warrant, as applicable, in exchange for Ordinary Shares is subject to certain beneficial ownership limitations set forth therein.

In addition, in certain circumstances, upon a Fundamental Transaction (as defined in the Pre-funded Warrants), a holder of the Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or other property that such holder would have received had it exercised the Pre-Funded Warrants immediately prior to the Fundamental Transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants.

The Offering is expected to close on or around December 1, 2025. The Company expects to receive aggregate gross proceeds of $500.0 million from the PIPE, before deducting offering expenses. The Company intends to use the net proceeds primarily fund the acquisition of bitcoin cash and the establishment of the Company’s digital asset treasury operations, as well as for working capital, general corporate and other purposes.

The Shares and Pre-Funded Warrants (and underlying Ordinary Shares) were offered and sold in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and applicable state securities laws. The issuance of the Shares and Pre-Funded Warrants (and underlying Ordinary Shares) have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

In connection with the Offering, the Company entered into certain registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of Securities Purchase Agreement registering the resale of, among others, the Shares sold in the Offering and the Ordinary Shares underlying the Pre-Funded Warrants.

The foregoing summaries of the Pre-Funded Warrant, Securities Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of those documents, which are attached hereto as Exhibits 4.1, 10.1 and 10.2 to this Report on Form 6-K and are hereby incorporated by reference.

A copy of the press release issued by the Company on November 21, 2025 announcing the pricing of the Offering is attached hereto as Exhibit 99.1. A copy of the press release issued by the Company on November 25, 2025 announcing further details with respect to its digital asset treasury strategy and the appointment of a new chief executive officer and director is attached hereto as Exhibit 99.2.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit No.	Description

4.1	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press release issued by mF International Limited on November 21, 2025
99.2	Press release issued by mF International Limited on November 25, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

By:	/s/ Dawei Yuan
Name:	Dawei Yuan
Title:	Chief Executive Officer and Executive Director

Date: November 25, 2025